UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Novianto Tjhin

On February 6, 2026, Mr. Novianto Tjhin tendered his resignation as a Co-Chief Executive Officer of Ohmyhome Limited (the “Company”), effective from February 6, 2026. Mr. Tjhin’ resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

The Board of Directors of the Company has decided not to fill the vacancy created by the resignation of Mr. Tjhn. Mr. Agus Prasetyo has served as the sole Chief Executive Officer, effective from February 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 13, 2026	Ohmyhome Limited

		By:	/s/ Agus Prasetyo
		Name:	Agus Prasetyo
		Title:	Chief Executive Officer

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